FRED B. GREEN
FGREEN@BODMANLAW.COM
313-392-1056

BODMAN PLC
6TH FLOOR AT FORD FIELD
1901 ST. ANTOINE STREET
DETROIT, MICHIGAN  48226
313-393-7579 FAX
313-259-7777

April 18, 2011

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Caraco Pharmaceutical Laboratories, Ltd.
Preliminary Schedule 14A
Filed March 16, 2011
File No. 001-31773

Schedule 13E-3
Filed March 16, 2011 by Caraco Pharmaceutical Laboratories, Ltd.
Sun Pharmaceutical Industries Limited, Sun Pharma Global, Inc.
Sun Laboratories, Inc. and Dilip S. Shanghvi
File No. 005-51501

Dear Mr. Duchovny:

On behalf of our client, Caraco Pharmaceutical Laboratories, Ltd. (“Caraco” or the “Company”), we hereby acknowledge receipt of the comment letter dated April 7, 2011 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on March 16, 2011 (the “Preliminary Proxy Statement”) and the Schedule 13E-3 filed by the Company, Sun Pharmaceutical Industries Limited, Sun Pharma Global, Inc., Sun Laboratories, Inc. and Mr. Dilip S. Shanghvi (together, the “Sun Filing Persons”) on March 16, 2011 (the “Schedule 13E-3”).

We submit this letter in response to the Comment Letter on behalf of the Company.  For ease of reference, we have reproduced the text of each of the Staff’s comments in bold-face type below, followed by the Company’s responses.  Unless otherwise noted, page number references herein refer to the Preliminary Proxy Statement.  Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Preliminary Proxy Statement and/or the Schedule 13E-3, as applicable.

The Company has today filed, via EDGAR, an amendment to the Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”), and the Company and the Sun Filing Persons have filed an amendment to the Schedule 13E-3 (the “Revised Schedule 13E-3”), together with this response letter.  To facilitate the Staff’s review, we have also provided, on a supplemental basis, blacklines of the Revised Proxy Statement marked against the Preliminary Proxy Statement and the Revised Schedule 13E-3 marked against the Schedule 13E-3.

                  DETROIT      |      TROY      |      ANN ARBOR      |      CHEBOYGAN      |      DALLAS

April 18, 2011

Preliminary Proxy Statement

1.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

In response to the Staff’s comment, the Company has revised the cover page to the Revised Preliminary Proxy Statement and the form of proxy included therewith to clearly identify each such document as a preliminary document.

Cover Page

2.
We note your disclosure here and elsewhere in the proxy statement that the independent committee determined that the proposed merger agreement and the related transactions are fair to and in the best interests of Caraco’s unaffiliated stockholders, defined as all security holders other than Sun Pharma and Sun Global.  Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders.  See Item 1014(a) of Regulation M-A.  Note also that the staff views officers and directors of the issuer as affiliates of that issuer.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the cover page and elsewhere in the Revised Preliminary Proxy Statement to clearly and consistently articulate the Independent Committee’s determination that the merger agreement and the related transactions are fair to unaffiliated stockholders of Caraco, by which we mean the holders of shares of Common Stock, other than Sun Pharma, Sun Global and the officers and directors of Caraco.

3.
Given the ownership level of Sun Pharma and Sun Global, it appears that approval of the merger proposal is assured.  If so, please state this in the cover page and, as necessary, in other appropriate locations in the proxy statement.

In response to the Staff’s comment, the Company has included disclosure on the cover page and elsewhere in the Revised Preliminary Proxy Statement that Sun Pharma and Sun Global have agreed to cause all of their shares of Common Stock, representing approximately 75.8% of the outstanding shares, to be voted in favor of the merger agreement, thereby assuring that the merger agreement will be approved.

April 18, 2011

Summary Term Sheet, page 1

4.
Please revise the disclosure in the last paragraph on page 2 to describe the services Mr. Bell has rendered to the independent committee other than attendance at meetings that resulted in compensation of approximately $70,000.  Also, address in an appropriate location whether the committee or the board considered the provision of these services and related compensation in their determination that Mr. Bell was an independent director.

In response to the Staff’s comment, reference is made to the disclosure in the last paragraph on page 2 of the Revised Preliminary Proxy Statement.

Questions and Answers About the Merger, page 9

5.
The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the information statement, immediately, following the summary section.  See Rule 13e-3(e)(1)(ii).  Please relocate this and every section following it such that the section captioned “Proposal One – The Merger” (which should be renamed “Special Factors”) follow the Summary Term Sheet section.

In response to the Staff’s comment, the section formerly captioned “Proposal One – The Merger” has been renamed “Special Factors.”   The “Special Factors” section starts on page 9 and now follows the “Summary Term Sheet” section of the Revised Preliminary Proxy Statement.

Special Factors

Background of the Merger, page 34

6.	Please revise to explain why Mr. Ugeux, Dr. Crissman and Mr. Manney voted against the termination of the special committee on September 9, 2009.

In response to the Staff’s comment, a new sentence has been added to the end of the second paragraph on page 13 of the Revised Preliminary Proxy Statement.

7.
We note that on January 7, 2011 the independent committee and others met and discussed William Blair’s analysis of the “revised financial data and preliminary projections received from the Caraco team.”  Please revise your disclosure to provide all projections: the disclosure on page 52 states that the projections disclosed are from February 2011.  Also, provide the disclosure required by Item 1015(b) of Regulation M-A with respect to this William Blair presentation and the presentations made on January 14 and 22, 2011.  If any of the William Blair presentations were written, please file it as an exhibit to Schedule 13E-3, in accordance with Item 1016(c) of Regulation M-A.

April 18, 2011

In response to the Staff’s comment, projections included in the discussion materials prepared by William Blair dated January 7 and January 14, 2011 have been added under the heading “Special Factors – Financial Projections” beginning on page 41 of the Revised Preliminary Proxy Statement.

The disclosures required by Item 1015(b) of Regulation M-A with respect to the William Blair presentations made on January 7, January 14 and February 21, 2011 are included under the heading “Special Factors – Opinion of the Independent Committee’s Financial Advisor” beginning on page 32 of the Revised Preliminary Proxy Statement.

The written William Blair discussion materials for January 7 and January 14, 2011 are included as exhibits to the Revised Schedule 13E-3.  There was no written William Blair presentation on January 22, 2011. With respect to the January 14, 2011 discussion materials included as Exhibit (c)(2)(ii) of the Revised Schedule 13E-3, an application for confidential treatment for portions thereof (on pages 6, 13, 16 and 21) was submitted to the Secretary of the Commission this same date.

8.	Please revise the entry for January 26, 2011 to describe the basis upon which the independent committee felt it “could support a price of $5.25 per share.”

In response to the Staff’s comment, reference is made to the second from last sentence to the last paragraph on page 20 of the Revised Preliminary Proxy Statement.

9.
Please revise this section to describe whether the independent committee attempted to negotiate a “majority of unaffiliated security holders” voting requirement or any other protections for the unaffiliated security holders.

In response to the Staff’s comment, reference is made to the first two paragraphs on page 21 of the Revised Preliminary Proxy Statement.

10.
Please refer to the last paragraph on page 32.  Please explain why William Blair determined it was better to consider the public general pharmaceutical companies instead of the pharmaceutical distributors in estimating the company’s terminal value.  Also, explain William Blair used discount rates consistent with the cost of capital rates for early stage pharmaceutical companies: is Caraco such a company?

In response to the Staff’s comment, reference is made to the last paragraph on page 21 of the Revised Preliminary Proxy Statement.

April 18, 2011

Position of Caraco’s Independent Committee as to the Fairness of the Merger, page 33

11.	Please revise to specifically state that the independent committee’s determination addresses both substantial and procedural fairness.

In response to the Staff’s comment, reference is made to the second from last paragraph on page 22 of the Revised Preliminary Proxy Statement.

12.
Please explain what about the company’s “historical and current financial condition, results of operations, business and prospects of Caraco, the risks involved in achieving those prospects, and the business conditions in which Caraco operates” the committee found supportive of its fairness determination.

In response to the Staff’s comment, reference is made to the third paragraph titled “Business and Financial Information” on page 23 of the Revised Preliminary Proxy Statement.

13.
We note that the independent committee considered the William B lair presentation and opinion.  Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation.  See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981).  Please revise to state, if true, that the independent committee adopted William Blair’s analyses as its own.  Alternatively, revise your disclosure to include disclosure responsive to Item 1014(b) of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

In response to the Staff’s comment, reference is made to the second from last paragraph on page 21 of the Revised Preliminary Proxy Statement and the third paragraph entitled “Financial Analysis and Opinion of William Blair” on page 24 of the Revised Preliminary Proxy Statement.

14.
Please address how any filing person relying on the William Blair opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of Caraco shares other than  Sun Pharma and Sun Global, rather than all security holders unaffiliated with the company.

April 18, 2011

In response to the Staff’s comment, the last paragraph on page 3, the third paragraph under the heading “Financial Analysis and Opinion of William Blair” and the last paragraph on page 63 have been revised to clarify that the William Blair Opinion on page 24 of the Revised Preliminary Proxy Statement includes all unaffiliated stockholders.

15.	Revise your disclosure to address the absence of a requirement that the transaction be approved by a majority of unaffiliated security holders See Item 1014(c) of Regulation M-A.

In response to the Staff’s comment, reference is made to the second paragraph on page 21 of the Revised Preliminary Proxy Statement, which discloses that there is no requirement that the transaction be approved by a majority of the unaffiliated stockholders.

16.
With respect to the “Potentially Negative Factors” described on page 36, please revise your disclosure to describe how these factors were considered in arriving at the fairness determination and how they affected that determination.

In response to the Staff’s comment, reference is made to the first paragraph under the heading “Historical Market Prices” on page 25 of the Revised Preliminary Proxy Statement.

Position of the Sun Filing Persons as to the Fairness of the Merger, page 36

17.	Please revise the first bullet point on page 39 to provide the basis for belief expressed therein.

In response to the Staff’s comment, reference is made to the first paragraph on page 28 of the Revised Preliminary Proxy Statement.

18.	Revise the first paragraph on page 40 to explain why Sun Pharma and Sun Global did not calculate a specific per share going concern value for the company.

In response to the Staff’s comment, reference is made to the first paragraph on page 29 of the Revised Preliminary Proxy Statement.

Purposes and Effects of the Merger, page 41

19.
Revise your disclosure to include disclosure of all payments to be made to your directors and executive officers as a result of the merger, including consideration for their shares, options and any other payment due to each such person.

April 18, 2011

In response to the Staff’s comment, reference is made to the third paragraph and the accompanying table found on page 30 of the Revised Preliminary Proxy Statement.

Opinion of the independent Committee’s Financial Advisor, page 43

20.
Please revise the section captioned “Premiums Paid Analysis” to disclose, if true that William Blair did not provide the independent committee with the names of the transaction participants in the transactions included  in this analysis.

In response to the Staff’s comment, reference is made to the last paragraph under the heading “Premiums Paid Analysis” on page 37 of the Revised Preliminary Proxy Statement.

21.	Please revise the section captioned “Discounted Cash Flow Analysis” to explain the basis upon which William Blair determined relevance for purposes of selecting discount rates.

In response to the Staff’s comment, reference is made to the first paragraph under the heading “Discounted Cash Flow Analysis” on page 39 of the Revised Preliminary Proxy Statement.

Financial Projections, page 52

22.	Please disclose the full set of financial projections made available to William Blair, as they appear on page 11 of the financial advisor’s presentation filed as an exhibit to the Schedule 13E-3.

In response to the Staff’s comment, a full set of financial projections made available to William Blair, as they appear on page 11 of William Blair’s February 21, 2011 presentation filed as an exhibit to the Schedule 13E-3, is disclosed on page 44 of the Revised Preliminary Proxy Statement.

23.
We note that you have included non-GAAP financial measures in the projected financial information.  Please revise to provide the disclosure required by Rule 100 of Regulation G.  Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company has revised the disclosure to provide an explanation of why the presentation of EBIT and EBITDA are relevant and useful in the context of William Blair’s analysis and to provide reconciliations of those measures to net income, which is the most directly comparable financial measure calculated and presented in accordance with GAAP.  Reference is made to pages 45-47 of the Revised Preliminary Proxy Statement.

April 18, 2011

Merger Financing, page 53

24.
Please clarify the meaning of “resources existing at the time the merger is completed.”  Are you referring to cash on hand or to existing credit facilities?  If the latter, please provide the disclosure required by item 1007(d) of Regulation M-A.

In response to the Staff’s comment, reference is made to the heading “Merger Financing” on pages 6 and 48 of the Revised Preliminary Proxy Statement.

Where You Can Find More Information, page 90

25.
We note that you attempt to “forward incorporate” by reference any future filings filed with the SEC from the date of this information statement through the date of the special meeting.  However, Schedule 13E-3 does not permit forward incorporation by reference.  If the information provided to security holders in the information statement materially changes, you are under an obligation to amend the Schedule 13E-3 to update it and to disseminate the new information to security holders in a manner reasonably calculated to inform them about the change.  Please revise the disclosure here in accordance with this comment.

In response to the Staff’s comment, we have revised the disclosure to eliminate the reference to “future incorporation” from the disclosure under “Where You Can Find More Information” on page 96 of the Revised Preliminary Proxy Statement.

* * * * *

April 18, 2011

The Company and the Sun Filing Persons acknowledge that:

•	the Company and the Sun Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company and the Sun Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at (313) 392-1056.

Very truly yours,

/s/ Fred B. Green
Fred B. Green

FBG/jmh